Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ in millions)

	Three months ended 9/30/07	Nine months ended 9/30/07
Excluding Interest on Deposits
Fixed Charges:
Interest Expense (excluding interest on deposits)	$264	734
One-Third of Rents, Net of Income from Subleases	6	18

Total Fixed Charges	$270	752

Earnings:
Income Before Income Taxes	$443	1,473
Fixed Charges	270	752

Total Earnings	$713	2,225

Ratio of Earnings to Fixed Charges,
Excluding Interest On Deposits	2.64x	2.96x

Including Interest on Deposits
Fixed Charges:
Interest Expense	$775	2,248
One-Third of Rents, Net of Income from Subleases	6	18

Total Fixed Charges	$781	2,266

Earnings:
Income Before Income Taxes	$443	1,473
Fixed Charges	781	2,266

Total Earnings	$1,224	3,739

Ratio of Earnings to Fixed Charges,
Including Interest On Deposits	1.57x	1.65x